Exhibit 2.1

PLAN OF MERGER OF
ENTERGY MISSISSIPPI, INC. AND
ENTERGY MISSISSIPPI POWER AND LIGHT, LLC

This Plan of Merger (this “Plan”) is entered into November 26, 2018 by and between Entergy Mississippi, Inc., a Texas corporation (“EMI”), and Entergy Mississippi Power and Light, LLC, a Texas limited liability company (“EMP”), with respect to the merger contemplated herein (the “Merger”) and certifies and sets forth the following:

1.	The name of each domestic or foreign corporation or other entity that is a party to the Merger, the type of each such entity, and the jurisdiction in which each such entity is organized is:

Name	Type of Entity	Jurisdiction
Entergy Mississippi, Inc.	Corporation	Texas
Entergy Mississippi Power and Light, LLC	Limited Liability Company	Texas

2.	The name of each domestic or foreign corporation or other entity that shall survive the Merger, the type of each such entity, and the jurisdiction in which each such entity is organized is:

Name	Type of Entity	Jurisdiction
Entergy Mississippi, Inc.	Corporation	Texas
Entergy Mississippi Power and Light, LLC	Limited Liability Company	Texas

3.	This Plan has been approved as required by Chapter 10 of the Texas Business Organizations Code (the “TBOC”).

4.	The effective time of the Merger shall be as specified in the Certificate of Merger (the “Effective Time”).

5.	The terms and conditions of the Merger are as follows:

a.
All assets, including the bank accounts listed on Schedule A (and all funds held in such accounts immediately prior to the Effective Time) and the equity interests held by EMI in the entities listed on Schedule B, real estate and other property (tangible and intangible, movable and immovable), owned, held, leased, and claimed by EMI immediately prior to the Effective Time, whether located within the State of Mississippi or outside the State of Mississippi, shall be allocated to and vested in EMP, except that the following shall be retained by EMI (the “EMI Retained Assets”):

i.
all Units of Common Membership Interest (as that term is defined in the Company Agreement of EMP, dated September 17, 2018 (the “EMP Company Agreement”) of EMP held by EMI immediately prior to the Effective Time (the “EMP Units”);

ii.	all units of Class A Common Membership Interests of Entergy Holding Company, LLC, a Delaware limited liability company (“EHCL”), and all units of Class D

Preferred Membership Interests of EHCL held by EMI immediately prior to the Effective Time (the “EHCL Interests”)

iii.
that certain Contribution Agreement, dated November 26, 2018, between Entergy Arkansas, Inc., EMI and Entergy Utility Holding Company, LLC, a Texas limited liability company (“EUHC”), (the “Contribution Agreement”) pursuant to which EMI is obligated to contribute the EMP Units and the EHCL Interests to EUHC following the Merger (the “Contribution”);

iv.	thirty-eight (38) shares of common stock, no par value, of System Fuels, Inc., a Louisiana corporation; and

v.	the bank accounts listed on Schedule C and all funds held in such accounts immediately prior to the Effective Time;

b.
All Liabilities (as hereinafter defined) of EMI immediately prior to the Effective Time shall be allocated to and vested in EMP (the “EMP Assumed Liabilities”), except that the following shall be retained by EMI (collectively, the “EMI Retained Liabilities”):

i.	The Liabilities that are specifically related to the EMI Retained Assets; and

ii.	The Liabilities for any fees and franchise taxes required by law to be paid by EMI for all periods prior to the Effective Time (as further described in Section 10);

c.
All assets, including real estate and other property (tangible and intangible, movable and immovable), including but not limited to any funds held in those bank accounts in the name of EMP as of the Effective Time, owned, held, leased, and claimed by EMP immediately prior to the Effective Time, whether located within the State of Mississippi or outside the State of Mississippi, shall be retained by and vested in EMP; and

d.	All Liabilities of EMP immediately prior to the Effective Time (the “Pre-Effective Time EMP Liabilities”) shall be allocated to and vested in EMP.

Prior to the Effective Time, EMI and EMP shall pay and discharge their respective Liabilities in a due and timely manner. From and after the Effective Time, (i) EMP shall pay and discharge in full or cause to be paid and discharged in full, the EMP Assumed Liabilities and the Pre-Effective Time EMP Liabilities in a due and timely manner; and (ii) EMI shall pay and discharge in full, or cause to be paid and discharged in full, the EMI Retained Liabilities in a due and timely manner.
For purposes of this Plan, (a) “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable, or otherwise, or whether sounding in tort, contract, employment, administrative, tax, or any other area of law, and (b) “Person” means an individual, corporation, limited liability company, partnership (general, limited, or limited liability), trust, joint venture, or other entity.
This Plan, including as a part hereof all schedules and documents incorporated herein by reference,

is intended to provide for the allocation of all Liabilities of EMI and EMP.

6.
All allocations of rights, titles, and interests to all real estate and other property shall be subject to all existing liens or other encumbrances thereon (except as released by express release prior to or upon the Effective Time) and all exceptions, easements, servitudes, rights-of-way, rights of use, releases, encroachments, reservations, joint ownership agreements, joint operating agreements, joint use agreements, options, and other agreements affecting such property as of the Effective Time, whether or not of record. All allocations of real and tangible personal property (movable or immovable) of EMI are made AS IS, WHERE IS, WITH ALL FAULTS, AND ALL WARRANTIES (EXPRESS AND IMPLIED) WITH RESPECT TO CONDITION, DEFECTS (LATENT OR PATENT), MERCHANTABILITY, HABITABILITY, AND FITNESS FOR ANY PURPOSE OF ANY ALLOCATED PROPERTY ARE EXPRESSLY DISCLAIMED. Each of EMI and EMP waives production of mortgage and conveyance certificates, tax researches, surveys, and any and all other certificates required by law or custom.

7.
Following the Merger and implementation of this Plan, the shareholder of EMI shall continue to be the shareholder of EMI with the same ownership rights and interests as it had in EMI immediately prior to the Merger. In addition, following the Merger and implementation of this Plan, the member of EMP shall continue to be the member of EMP with the same ownership rights and interests as it had in EMP immediately prior to the Merger.

8.
Following the Merger and implementation of this Plan, those persons identified as Directors on the attached Exhibit A shall be the Directors (as that term is defined in the Bylaws of EMI dated as of November 19, 2018) of EMI and those persons identified as Directors on Exhibit B shall be the Directors (as that term is defined in the EMP Company Agreement) of EMP and shall serve on the Board of Directors of the respective entity until such time that new Directors are elected for such entity.

9.
Following the Merger and implementation of this Plan, those persons identified as officers on the attached Exhibit A shall be the officers of EMI and those persons identified as officers on Exhibit B shall be the officers of EMP and shall serve as officers of the respective entity until such time that new officers are elected or appointed for such entity.

10.
To satisfy the requirements of Section 10.156(2) of the TBOC, EMP and EMI agree that each will be responsible for the timely payment of all of their respective fees and franchise taxes that would have been required by law to be paid by each of them for all periods prior to the Effective Time as if the Merger had not occurred, regardless of whether such fees and franchise taxes have not been timely paid. Each surviving entity shall be responsible for payment of all fees and taxes as required by law to be paid by it from and after the Effective Time.

11.
To the extent not released, EMP shall be the primary obligor for the EMP Assumed Liabilities under this Plan. To the extent not released, EMI shall have continuing liability on the EMP Assumed Liabilities to the extent provided by law, provided that, as between EMI and EMP, EMI shall have all rights of a surety against EMP as primary obligor for all payments made and costs incurred by EMI in respect of the EMP Assumed Liabilities. EMP shall indemnify, defend, save, and hold harmless EMI from and against, and shall reimburse EMI for any payments made and costs incurred by EMI, in respect of, the EMP Assumed Liabilities.

12.	At any time before the Effective Time, this Plan may be abandoned (subject to any contractual rights)

by either party to the Merger, without member or shareholder action, as applicable, by (a) execution of a statement of abandonment by any officer of such entity or in any other manner determined by the Board of Directors of such entity; and (b) if the Certificate of Merger has been filed but the Effective Time has not yet occurred, filing by the parties of a Certificate of Abandonment in accordance with the TBOC prior to the Effective Time.

13.
EMI reserves the right to amend, modify, or supplement this Plan (including Exhibits and Schedules, if any) and the Certificate of Merger prior to the Effective Time, and if such right is exercised this Plan and Certificate of Merger, as so amended, modified, or supplemented, shall be the Plan and Certificate of Merger that become effective as of the Effective Time.

14.
A copy of this Plan will be furnished by each surviving entity, on written request and without cost, to any shareholder of EMI or member of EMP, and to any creditor or obligee of either party to the Merger at the time of the Merger if such obligation is then outstanding.

15.
EMI and EMP will cause to be promptly and duly taken, executed, acknowledged, delivered, recorded, and filed all such further instruments, documents, and assurances as either may from time to time reasonably request to carry out more effectively the intent and purposes of this Plan.

16.
It is the intent of EMI and EMP that the assets and other property (tangible and intangible, movable and immovable) and the obligations allocated to and vested in EMP pursuant to this Plan include all rights, privileges, powers and franchises of EMI including, without limitation, any and all attorney-client privileges, work product doctrine and any other applicable privilege. Furthermore, EMI and EMP have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the allocation of assets, other property, and obligations pursuant to this Plan is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All assets, other property, and obligations allocated to and vested in EMP pursuant to this Plan, and the attorney-client relationships, work product, and communications relating to those assets, properties, and obligations that are entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges.

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In witness whereof the parties to the Merger have executed this Plan of Merger as set forth above.

ENTERGY MISSISSIPPI, INC

By: /s/ Haley R. Fisackerly
Haley R. Fisackerly
President and Chief Executive Officer

ENTERGY MISSISSIPPI POWER AND LIGHT, LLC

By: /s/ Haley R. Fisackerly
Haley R. Fisackerly
President and Chief Executive Officer

SCHEDULE A
BANK ACCOUNTS ALLOCATED TO EMP

Bank Account Numbers are Confidential

SCHEDULE B
EQUITY INTERESTS HELD BY EMI ALLOCATED TO EMP

Entity	Ownership Percentage	Units

Entergy Power & Light Company	100%	75
The Light, Heat and Water Company of Jackson, Mississippi	100%	75
Jackson Gas Light Company	100%	360
EMI New Nuclear, LLC	100%	100

SCHEDULE C
BANK ACCOUNTS RETAINED BY EMI

Bank	Account Number	Account Name

NONE

Bank Account Numbers are Confidential

EXHIBIT A

DIRECTORS AND OFFICERS OF EMI

Directors

Title
Claudel, W. Dale	Director
Peebles, Eddie D.	Director

Officers

Title
Claudel, W. Dale	President and Chief Executive Officer
Brown, Marcus V.	Executive Vice President and General Counsel
McNeal, Steven C.	Vice President and Treasurer
Wagner, Thomas G.	Secretary
Hinkson, Kenroy G.	Assistant Treasurer
Henderson, Joseph T.	Tax Officer

EXHIBIT B

DIRECTORS AND OFFICERS OF EMP

Directors

Title
Fisackerly, Haley R.	Director
Hinnenkamp, Paul D.	Director
Marsh, Andrew S.	Director
West, Roderick K.	Director

Officers

Title
Fisackerly, Haley R.	Chairman of the Board
Fisackerly, Haley R.	President and Chief Executive Officer
West, Roderick K.	Group President, Utility Operations
Brown, Marcus V., (Legal)	Executive Vice President and General Counsel
Marsh, Andrew S.	Executive Vice President and Chief Financial Officer
Henderson, Joseph T.	Senior Vice President and General Tax Counsel
Mount, Alyson M.	Senior Vice President and Chief Accounting Officer
Arledge, John H.	Vice President, Public Affairs
Fontan, Kimberly A.	Vice President, System Planning
Grenfell, Robert C.	Vice President, Regulatory Affairs, Mississippi
Jeter, James R.	Vice President, Distribution Operations
McNeal, Steven C.	Vice President and Treasurer
Falstad, Daniel T.	Secretary
Balash, Dawn A.	Assistant Secretary
Gray, Steven T.	Assistant Secretary
Lousteau, Stacey M.	Assistant Treasurer
Valladares, Mary Ann	Assistant Treasurer
Galbraith, Patricia A.	Tax Officer
Keppler, Mark A.	Tax Officer
Roberts, Rory L.	Tax Officer